Exhibit 99.1

For immediate release

Sify reports revenues of INR 4555 million for
first quarter of FY 2017-18
EBITDA for the quarter stood at INR 699 million

Chennai, Monday, July 24, 2017: Sify Technologies Limited (NASDAQ: SIFY), a leader in Telecom and Data Center centric IT services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the first quarter of fiscal year 2017-18.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 4555 million, an increase of 9% over the same quarter last year.

•	EBITDA for the quarter was INR 699 million, an increase of 12% over the same quarter last year.

•	Net Profit for the quarter was INR 174 million, an increase of 39% over the same quarter last year.

•	CAPEX during the quarter was INR 573 million.

•	Cash balance at the end of the quarter was INR 1820 million.

Mr. Raju Vegesna, Chairman, said, “Our continuing good results are a validation of the strategic direction we have set for ourselves. We had made clear progress on all fronts, aided by both right solutions and consistent execution.

The Sify 3.0 vision of an integrated ICT player has been realized. We owe our continuing growth to the unwavering focus of our team members in expanding our footprint in India and strengthening our services across the world. Our involvement in Digital India initiatives and various digital transformation projects continues to be a key growth driver. The government’s resolve to aggressively adopt automation is creating multiple opportunities for our services. Successful delivery of such large government projects will help build equity with Enterprise customers for our projects”.

Mr. Kamal Nath, CEO, said, "We are truly excited that our Data Center centric IT services are now generating revenues almost on par with our Telecom business. Over the years, we have enhanced our business and technology capabilities, re-oriented our business insights and developed a strong vertical-focussed sales team.

This quarter, we have seen a significant increase in our Order Book related to IT transformation projects. Deeper engagement with the government is helping us position ourselves better on Government-initiated automation projects.

Going forward, we will be presenting our business results under the following categories.

a)	Telecom centric services comprising of Managed data services on our domestic and international network and termination of voice calls over internet protocol into our domestic and our international partners network.

b)	Data Center centric IT services comprising of Managed Colocation services at Sify’s six Tier 3 Data Centers, multi-flavoured Cloud services, Application-led services and Technology Integration-led services”.

Mr. M P Vijay Kumar, CFO, said, "There are clear indicators that the pace of IT consumption in India is all set to ramp up. By continuously investing ahead of the curve, we present a ready infrastructure for domestic enterprises and global MNCs. Our asset utilisation continues to improve, based on demand from both segments.

Our cash balance stands at INR 1820 million.

Taking note of our representations on the minimum bid price deficiency, Nasdaq has given us an additional 180 days to regain compliance”.

Financial Highlights

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Year ended
Description	June	June	March
	2017	2016	2017 (Audited)

Revenue	4,555	4,170	18,432

Cost of Revenues	(2,807)	(2,666)	(11,870)

Selling, General and Administrative Expenses	(1,049)	(882)	(3,991)

EBITDA	699	622	2,571

Depreciation and Amortisation expense	(461)	(441)	(1,759)

Net Finance Expenses	(92)	(81)	(315)

Other Income	28	25	146

Profit before tax	174	125	643

Income tax expense	-	-	(1)

Profit for the period	174	125	642

Reconciliation with Non-GAAP measure

Profit for the period	174	125	642
Add:
Depreciation and Amortisation expense	461	441	1,759

Net Finance Expenses	92	81	315

Income tax expense	-	-	1

Less:
Other Income	(28)	(25)	(146)

EBITDA	699	622	2,571

Business Highlights

Telecom centric services

Comprises of Managed data services on our domestic and international network and termination of voice call over internet protocol into our domestic and into our international partners network.

•	Revenue from Data business grew by 9% over the same quarter last year.

•	Overall, revenue from Telecom centric services decreased by 5% versus the same quarter last year, primarily due to a reduction in revenue from India voice termination business.

•	Sify signed up approximately 200 new clients for Telecom centric services during the quarter.

•	Sify’s data network reached a milestone, covering 1500 cities; this is approximately a 62% presence across India.

•	Sify also completely upgraded its international PoPs and capacities in Europe and Asia to deliver the next generation of scale and services for its global enterprise customers.

•	As part of a multi-city Hyper-Scale network rollout, Sify’s Mumbai network was upgraded to 100G level to support scalability for Cloud and Data Center Interconnect services.

•	Our recently launched Managed Wifi services is gaining significant traction in the Banking industry with multiple Private and Public banks signing up.

•	During the quarter, Sify completed a pan-India WAN network for a Large Public Sector Insurance company, and expanded the WAN for another Large Public sector Bank.

Data Center centric IT services

Comprises of Managed Colocation services at Sify’s six Tier 3 Data Centers, multi-flavoured Cloud services, Application-led services and Technology Integration-led services

•	Revenue from Data Center centric IT services grew by 31% over same quarter last year.

•	98 customers were signed up for Data Center centric IT Services in this quarter.

•	Sify enhanced its Cloud services portfolio with India’s first All-Flash storage. This is the highest performance per-Terabyte available today in the country.

•	Sify partnered with SAP to roll out a quick-implementation solution for Enterprises migrating to the new indirect tax legislation, the Goods and Services Tax (GST).

•	Sify partnered with Enghouse to rollout Contact-Center-as-a-Service (CcaS), migrating all existing Contact Center customers to the new platform.

•	Significant wins for Colocation services were from a leading power transmission company and a world leader in logistics.

•	A Large Public Sector General Insurance Company contracted with Sify for Data Center/DR Infrastructure services and to provide Infra Integration services for DC Network, IT Infra Compute and Storage, Virtualization and Security services.

•	A large Public sector Bank signed up to virtualize its entire DC Infrastructure and Applications.

•	Sify was awarded Partner of the Year at the VMware Partnership Leader Forum.

About Sify Technologies

Sify Technologies Limited (NASDAQ NM: SIFY), is an acknowledged ICT leader in the Telecom and Data Center centric IT services space with global delivery capabilities. Among the very few Enterprise class player in India, Sify, today has presence in 1500 cities in India and in North America, United Kingdom and Singapore.

More than 9000 Enterprises access Sify’s IT services that’s focused on the Data Center and Cloud platform and connected through India’s largest MPLS network. As a truly converged ICT solutions and services provider, Sify is the preferred IT Services partner with a full suite of services ranging from Telecom connectivity services to Data Center transformation services along with Application and Security Services delivered on the same infrastructure.

Sify, Sify Technologies and www.sifycorp.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2017, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com